EXHIBIT 99.1

FOR IMMEDIATE RELEASE	Contact: Matt Funke, CFO
January 11, 2017	(573) 778-1800

SOUTHERN MISSOURI BANCORP AND TAMMCORP
ANNOUNCE AGREEMENT TO MERGE

Poplar Bluff, Missouri - Southern Missouri Bancorp, Inc. (NASDAQ: SMBC, "Southern Missouri"), the parent corporation of Southern Bank, and Tammcorp, Inc. ("Tammcorp"), which is the 91% owner of Capaha Bank ("Capaha"), today announced the signing of a definitive merger agreement whereby Southern Missouri will acquire Tammcorp in a stock and cash transaction. The minority shareholders of Capaha will be also entitled to receive the merger consideration payable under the terms of the merger agreement.

Capaha operates six branches, three of which are located in Cape Girardeau County in southeast Missouri, along with three branches in Alexander and Union counties in southern Illinois. At September 30, 2016, Tammcorp's consolidated assets were $193.8 million, including loans, net, of $157.0 million, while deposits totaled $165.4 million.

Southern Missouri reported total assets at September 30, 2016, of approximately $1.5 billion, including loans, net, of $1.2 billion, and total deposits of $1.2 billion. On a pro forma basis, following the acquisition, the combined company's total assets will approximate $1.7 billion, with total loans, net, of $1.4 billion, and total deposits of $1.3 billion. The combined company will operate 42 locations in Missouri, Arkansas, and Illinois.

Subject to adjustment for Tammcorp capital at closing, and assuming all minority shareholders of Capaha exchange their interest in Capaha for Tammcorp stock prior to closing, the deal is valued at approximately $23.4 million. Under the terms of the merger agreement, unanimously approved by the boards of both entities, Tammcorp shareholders will receive Southern Missouri common stock for half of the merger consideration, and cash for the other half. The number of Southern Missouri shares to be issued will be determined based on Southern Missouri's weighted average closing stock price on the NASDAQ Stock Market during the 20 trading days ending on the fifth trading day prior to the closing date. As part of the merger, Southern Missouri will also assume approximately $3.8 million in debt.

"Southern Missouri Bancorp and Southern Bank could not be more pleased to announce this merger with Tammcorp and Capaha," stated Greg Steffens, President and CEO of Southern Missouri. "Like us, the Capaha organization knows that banking is a people business and they put service to their community first. We believe that by partnering with Southern Missouri, the loyal and dedicated bankers at Capaha will be able to serve their communities even more effectively."

John Abercrombie, Chairman, President, and CEO of Tammcorp and Capaha, is expected to join the boards of directors of Southern Missouri and Southern Bank. "Southern Bank will make a great addition to the communities Capaha Bank calls home. I've been privileged to lead this institution for 44 years, and there is nothing more important to me than to ensure that Tamms, Cairo, Cape Girardeau, Jackson, and Anna are supported by a strong community bank that delivers customer service in a friendly, professional manner, and that makes fast, local decisions. I am confident that as we move forward as part of the Southern Bank family, we'll continue to accomplish that goal."

"We believe this merger is a significant strategic move for Southern Missouri," noted Steffens. "The Cape Girardeau and Jackson market represent a substantial growth opportunity not far from our headquarters in Southeast Missouri and a logical progression for our existing banking network. We look forward to the opportunity and we are excited to add the Capaha staff to our team." Commenting on the financial impact of the merger, Steffens added, "We always want to keep long-term shareholder value at the top of our mind as we look to grow our organization." The deal value equates to 140% of Tammcorp's capital, as adjusted, at closing, represents a 4.6% premium to core deposits, and is a multiple of 11.0 times Tammcorp's projected earnings over the twelve months ended June 30, 2018, including fully phased-in cost synergies. Excluding certain one-time merger charges, the transaction is anticipated to be accretive to earnings per share by approximately 3.0% in fiscal 2018 and 7.9% in fiscal 2019. Tangible book value per common share is expected to be diluted by approximately 1.8% at closing, with a projected earnback period of approximately two years.

Southern Missouri and Tammcorp anticipate completion of the transaction late in the second calendar quarter of 2017, subject to satisfaction of customary closing conditions, including regulatory and shareholder approvals, and consummation of an exchange transaction involving the minority shareholders of Capaha.

Sheshunoff & Co. acted as financial advisor and Fenimore, Kay, Harrison, & Ford, LLP served as legal advisor to Tammcorp, while Silver, Freedman, Taff & Tiernan LLP served as legal advisor to Southern Missouri.

Forward-Looking Information:

Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements that are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from the forward-looking statements, including: the requisite regulatory and shareholder approvals for this acquisition might not be obtained, the exchange transaction involving the minority shareholders of Capaha might not be consummated, or other conditions to completion of the transaction might not be satisfied or waived; expected cost savings, synergies and other benefits from Southern Missouri's merger and acquisition activities, including this acquisition and Southern Missouri's other acquisitions, might not be realized within the anticipated time frames or at all, and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the strength of the United States economy in general and the strength of the local economies in which we conduct operations; fluctuations in interest rates and in real estate values; monetary and fiscal policies of the Board of Governors of the Federal Reserve System and the U.S. Government and other governmental initiatives affecting the financial services industry; the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; our ability to access cost-effective funding; the timely development of and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; fluctuations in real estate values and both residential and commercial real estate market conditions; demand for loans and deposits in our market area; legislative or regulatory changes that adversely affect our business; results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses or to write-down assets; the impact of technological changes; and our success at managing the risks involved in the foregoing. Any forward-looking statements are based upon management's beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed might not occur, and you should not put undue reliance on any forward-looking statements.

No Offer or Solicitation:

This press release is being provided for informational purposes only and does not constitute (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, (ii) an offer to exchange any securities or (iii) the solicitation of any vote for approval of any transaction. There shall not be any offer, solicitation, sale or exchange of any securities in any state or other jurisdiction in which such offer, solicitation, sale, or exchange is not permitted.

Additional Information:

Southern Missouri Bancorp, Inc. will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction.  The registration statement will include a proxy statement of Tammcorp that also constitutes a prospectus of Southern Missouri, which will be sent to the shareholders of Tammcorp.  Tammcorp shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Southern Missouri, Tammcorp and the proposed transaction.  When filed, this document and other documents relating to the merger filed by Southern Missouri can be obtained free of charge from the SEC's website at www.sec.gov.  These documents also can be obtained free of charge by accessing Southern Missouri's website at www.bankwithsouthern.com under the tab "Investor Relations" and then under "SEC Filings."  Alternatively, these documents, when available, can be obtained free of charge from Southern Missouri upon written request to Southern Missouri Bancorp, Inc., Attn: Investor Relations, 2991 Oak Grove Road, Poplar Bluff, Missouri 63901 or by calling (573) 778-1800 or from Tammcorp upon written request to Tammcorp, Inc., Attn: Investor Relations, One South Main Street, Cape Girardeau, Missouri 63703.

Participants in this Transaction:

Southern Missouri, Tammcorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tammcorp's shareholders in connection with the proposed transaction.  Information about the directors and executive officers of Southern Missouri may be found in the definitive proxy statement of Southern Missouri relating to its 2016 Annual Meeting of Shareholders filed with the SEC by Southern Missouri on September 27, 2016.  This definitive proxy statement can be obtained free of charge from the sources indicated above.  Information about the directors and executive officers of Tammcorp will be included in the proxy statement/prospectus when filed with the SEC.  Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

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